c/o Kuanggong Road and Tiyu Road 10th Floor, Chengshi Xin Yong She, Tiyu Road, Xinhua District s

Pingdingshan, Henan Province s People’s Republic of China s Phone: +86-3752882999

March 23, 2015

John Cash, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	SinoCoking Coal and Coke Chemical Industries, Inc.

Correspondence to Comments to Form 10-K for the year ended June 30, 2014

Filed: September 29, 2014

File No.: 1-15931

Dear Mr. Cash:

On behalf of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Registrant”) and in response to the comment set forth in your letter dated March 16, 2015, we are writing to supply additional information. Capitalized terms used herein shall have the meanings ascribed to them in the Form 10-K for the year ended June 30, 2014 unless otherwise defined herein.

Item 1. Business

Property, Plant and Equipment, page 19

1. A mineral reserve must be legally extractable pursuant to paragraph (a) (1) of Industry Guide 7. Based on your disclosure it does not appear that you have the legal right to mine the materials designated as mineral reserves. Please revise to remove the estimates of total in-place proven and probable reserves and recoverable reserves. If you wish, you may disclose these estimates as mineralized minerals. However, please be advised that any materials with a 333 classification should not be designated as mineralized materials. Our understanding is that the 333 classification is similar to an inferred resource category.

We acknowledge your comment. In accordance with our counsel’s telephone conversations with you, we covenant to remove estimates of total in-place proven and probable reserves and recoverable reserves in all future securities filings, but at this time we do not intend to revise our Form 10-K as requested.

John Cash, Branch Chief

March 23, 2015

As requested, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your assistance in reviewing this response.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Mr. Anthony W. Basch, at 804-771-5725.

Sincerely,

/s/ Song Lv

Song Lv

Cc: Anthony W. Basch (awbasch@kaufcan.com)